Exhibit 99.4

Archer to acquire Great White Energy Services for USD 742 million on a cash and debt free basis

The acquisition gives Archer an entry point into the rapidly expanding frac market and effectively doubles its coil tubing and directional drilling capacity in the United States where development of unconventional oil and natural gas shale plays continue to drive E&P investments.  The combined company will be operational in all major oil and gas regions in the US.

HAMILTON, BERMUDA (August 1, 2011):  Archer Limited (OSE: ARCHER), through a wholly-owned subsidiary, has signed a definitive Purchase and Sale Agreement for the acquisition of all the operating companies of Great White Energy Services a company formed by Wexford Capital LP, in a transaction valued at USD 742 million on a cash and debt free basis.  The transaction is expected to close in the third quarter upon expiration of the Hart-Scott-Rodino waiting period or its earlier termination.

Archer's financing for the transaction is fully guaranteed by its two largest shareholders, Seadrill Limited and Lime Rock Partners.  Archer will complete a private placement for approximately 30 million shares prior to closing the Great White acquisition.  The issue price will be a minimum NOK 35 per share and the issue will be fully underwritten by Seadrill and Lime Rock.

Archer has also received indicative proposals from its existing bank syndicate for long-term debt financing of up to USD 400 million and short term bridge facilities. These facilities are expected, together with existing facilities and working capital, to fully finance the acquisition.  Archer's Board will continue to monitor the Company's capital structure to optimize return on equity.  Important parameters to be considered include cash flow, future growth, capital expenditure requirements, share price level, and debt to equity levels.

Great White provides industry-leading pressure control including coil tubing and snubbing services, directional drilling, and pressure pumping including fracing and nitrogen services.  Its operations are primarily focused on the U.S. onshore unconventional resource plays with locations in many of the prolific basins with strong drilling activity, primarily with an oil and liquids focus.  Great White's services are targeted at drilling and completing the horizontal wells that are critical in increasing the ultimate recovery in unconventional basins. Great White operates 13 service centers strategically located around the unconventional plays in Michigan, Oklahoma, Texas, West Virginia, Colorado, Arkansas and Wyoming and are highly complementary to Archer's existing locations with minimal overlap and integration risk.  Archer's new pressure pumping division and its expanded pressure control divisions will be headquartered in Oklahoma City.

We believe that this transaction will benefit from strong macro trends in the oil and gas industry including a continued rise in horizontal well drilling, higher service intensity with a continued growth in demand for fracturing services combined with increased onshore focus from major integrated oil and natural gas companies in particular in unconventional resource plays both in the US and internationally.  We also believe that the combination of Archer and Great White is highly complementary and will provide a complete service offering in the fast growing unconventional oil and gas market servicing all major unconventional resources in the United States. It will also give Archer the ability to bring these services to existing Archer strongholds overseas and to international plays with similar reservoir characteristics.

Archer's Chairman Saad Bargach said:

"We are very pleased to welcome Great White's employees and management to Archer.  Great White has a highly complementary services offering with very little geographical overlap to Archer.  Its completion and production services for shale oil and gas and are well recognized by its customers for first class services and completes Archer's ambition to have a full well service offering in the USA.  This combination is attractive for our shareholders and the customers of the new combined company."

 Archer's President and CEO, Jorgen P. Rasmussen, said:

"Great White has an experienced management and operational team with an extensive track record in oilfield services and is a welcome addition to our US operations.  The addition of Great White is in line with our desire to better serve our customers who will now benefit from our stronger position in Directional Drilling and Pressure Control, and the addition of Pressure Pumping Services.  For Archer, this is another important step in our continued quest to create a global leader in Drilling and Well Services that is focused on assisting our customers produce more hydrocarbons through their wells.  We plan to take these services into the international areas in the coming years."

Great White's assets include over 40 quintuplex high pressure fracturing units capable of delivering over 100,000 hydraulic horsepower, 11 coiled tubing units, 23 snubbing units, 16 nitrogen pumping units, 13 fluid pumping units, 6 wireline units, 49 MWD kits, 4 EM kits and 392 motors. All three divisions are currently undergoing capital expansion plans which will lead to an increased fleet of equipment at year end 2011.  Great White has made significant recent capital expenditures to increase the size of its asset base and provide its customers with new and efficient equipment.  As a result of this transaction, Archer will double the size of its existing Coiled Tubing and Directional Drilling business and add a hydraulic pressure pumping division that has 100,000 HHP currently and will have  140 000 HHP by first quarter 2012.

Great White's first quarter revenue for the period ended March 31 2011, was $80.4 million and second quarter revenue is expected to be between $100 million to $103 million. Great White's operating income before taxes for the first quarter 2011 was $ 19.3 million and the second quarter operating income before taxes is expected to be between $20 and $22 million. The adjusted EBITDA for the first quarter totaled $25.9 million.  Second quarter EBITDA is estimated to be $29.0 million.

The expected quarterly run rates for revenue in the second half of 2011 are between $110 and $120 million as additional equipment is delivered and contributes to revenues. The estimated quarterly run rates for operating income before taxes in the second half of 2011 are between $23 and $26 million. Second half 2011 EBITDA quarterly run rates are $32  going to $38 million and will increase further as the equipment to the last fracturing crew arrives in Q1 2012.

About Wexford Capital LP

Wexford Capital is an SEC registered investment advisor with over $7 billion of assets under management. Formed in 1994, Wexford manages a series of private equity and hedge funds. Wexford prides itself on its independent thinking and opportunistic investment style and has particular expertise in the energy / natural resources sector with investments in coal, oil and gas exploration and production assets, energy services, and related sectors. Additional information regarding Wexford is available on its web site - Wexford.com.

About Archer Limited

Archer is the well company, a global oilfield service company specializing in drilling services and well services. We employ over 7,500 people unified by a single purpose: building better wells to help our customers produce more oil and gas.

Underpinned by experience and an outstanding record for safety and efficiency, Archer drilling teams secure the production on more than 35 platforms and operate over 70 mobile land rigs in the Americas and the North Sea. Our comprehensive drilling and workover services include platform drilling, land drilling, directional drilling, modular rigs, fluids, drill bits, engineering and equipment rentals, as well as a select range of well delivery support services and products.  Once each well is delivered, Archer well services specialists leverage experience and the right tools to improve well integrity and performance, extending the productive life of these vital assets. Our well services capabilities include well intervention using wireline, tractors and coiled tubing, production monitoring, well imaging and integrity management tools, and other services aimed at improving well performance and extending well life.

CONFERENCE CALL FOR INVESTORS AND PRESS

Archer Limited has scheduled a web cast/conference call to discuss the acquisition.  The call will begin at 9:00 a.m. Eastern Time and 3:00 p.m. Central European Time, on Tuesday August 2, 2011.

The Conference Call will be hosted by Mr. Jorgen P. Rasmussen CEO of Archer, Mr. Christoph Bausch CFO of Archer and  Mr. Lars Bethuelsen, SVP M&A and investor relations.

To listen to the presentation, the following options are available:

A. Webcast

In order to listen to the presentation on the web, you need to have installed Windows Media Player and a sound card on your computer.

To register for the webcast please visit www.archerwell.com

B. Conference call

To access the call, which is open to the public, please contact the conference call operator at the participant telephone numbers listed below.

Please call in 20 minutes prior to the scheduled start time, and ask for the "ARCHER Limited Conference Call."

Participant telephone numbers:

+47 2415 9758	Norway Local

800 19640	Norway Toll Free

+44 (0)20 7806 1957	UK Local

0800 028 1277	UK Toll Free

+1 718 247 0886	US Local

1 888 935 4577	US Toll Free

Confirmation Code: 9408436

The operator will ask for your name, company and the confirmation code.

Following the presentation there will be a Q&A session. Information on "how to ask questions" will be given at the beginning of the Q&A session.

Playback Option:

If you are unable to participate in the conference call on the day, a recording of the webcast will be made available from the archerwell.com website

Alternatively you can to listen to a playback by dialing:

+47 2100 0498	Norway

+44 (0)20 7111 1244	UK

+1 347 366 9565	US

- followed by replay access number: 9408436#

You will be required to provide your full name & company

The replay will be available until September 1, 2011.

Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) regarding Archer's business, financial condition, results of operations and prospects. Words such as expects, anticipates, intends, plans, believes, seeks, estimates and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this press release.

Although forward-looking statements in this press release reflect the good faith judgment of our management, such statements can only be based on facts and factors that our management currently knows. Consequently, forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, but are not limited to, demand for oil and natural gas drilling services in the areas and markets in which Archer operates, competition, obsolescence of products and services, the ability to obtain financing to support operations, environmental and other casualty risks, and the effect of government regulation.

We urge readers not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Archer undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this press release.

Use of EBITDA & Regulation G Reconciliation

This press release contains references to EBITDA, a non-GAAP financial measure that complies with federal securities regulations when it is defined as net income (the most directly comparable GAAP financial measure) before interest, taxes, depreciation and amortization. Archer defines EBITDA accordingly for the purposes of this press release. EBITDA, as used and defined by Archer, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other Income or cash flow statement data prepared in accordance with GAAP. However, we believe EBITDA is useful to an investor in evaluating our operating performance because these measures:

•
are widely used by investors in the energy industry to measure a company's operating performance without regard to the items excluded from EBITDA, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

•
help investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the effect of our capital structure and asset base from our operating results; and

•
are used by our management for various purposes, including as a measure of operating performance, in presentations to our board of directors, as a basis for strategic planning and forecasting, as a component for setting incentive compensation, and to assess compliance in financial ratios.

There are significant limitations to using EBITDA as a measure of performance, including the inability to analyze the effect of recurring and non-recurring items that are excluded from EBITDA and materially affect net income or loss, results of operations, and the lack of compatibility of the results of operations of different companies. Reconciliations of these financial measures to net income, the most directly comparable GAAP financial measure, are provided in the table below.

Raymond James acted as Great White's financial advisors.  Great White's legal advisors are Akin Gump Strauss Hauer & Feld LLP.

Credit Suisse acted as Archer's financial advisors.  Archer's legal advisors are Skadden, Arps, Slate, Meagher & Flom LLP.

Contacts:

Jorgen P. Rasmussen, President and CEO - Archer Management Limited., +44 7585 080 005

Christoph Bausch, CFO & EVP - Archer Management Limited, Phone +44 207 5901599

Lars Bethuelsen, SVP Investor Relations - Archer Management AS, Phone: +47 51 30 80 00

http://www.archerwell.com

Archer is listed on the Oslo Stock Exchange with ticker symbol ARCHER

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)